Exhibit 8.1
Significant subsidiaries

Dynagas Operating LP	Marshall Islands	Holding Company	100%

Dynagas Operating GP LLC	Marshall Islands	General Partner of Dynagas Operating LP	100%

Dynagas Equity Holding Ltd.	Liberia	Holding Company	100%

Quinta Group Corp.	Nevis	Holding Company	100%

Pelta Holdings S.A.	Nevis	Holding Company	100%

Pegasus Shipholding S.A.	Marshall Islands	Vessel Owning	100%

Seacrown Maritime Ltd.	Marshall Islands	Vessel Owning	100%

Lance Shipping S.A.	Marshall Islands	Vessel Owning	100%